

FOR IMMEDIATE RELEASE

SBS Technologies Reports Results of Second Quarter of Fiscal Year 2005 Ended December 31, 2004

Albuquerque, New Mexico *(January 18, 2005)* – SBS Technologies® (**Nasdaq: SBSE**), a leading designer and manufacturer of embedded computer solutions for the commercial, government and communications infrastructure markets, today announced the results of its second quarter of fiscal year 2005 ended December 31, 2004. Highlights for the quarter include:

- Sales were $42.2 million.
- Net income was $2.2 million.
- EPS was $0.14.
- Gross profit as a percentage of sales was 45.5%.
- Backlog at the end of the quarter was $45.9 million.
- Bookings were $39.9 million, resulting in a book-to-bill ratio of .95 to 1.
- Cash increased 4% from the prior quarter to $50.5 million.
- Nine design wins were reported.

"We are pleased with our financial results for this past quarter and fiscal year-to-date. With our six month revenue up 30% over the first half of last year and our six month book-to-bill ratio at 1.03 to 1, we believe our overall strategy is working," said Clarence W. Peckham, CEO of SBS Technologies, Inc. "New product introductions and design wins are strong. We have generated a record number of project proposals to government customers, and we are seeing growth in revenue and bookings from our key commercial and communications customers," continued Peckham.

SALES

Sales for the second quarter were $42.2 million, an increase of 30.0% compared to $32.5 million in sales for last year's second quarter. On a sequential basis, total sales increased 21.1%, compared to $34.9 million in sales for the quarter ended September 30, 2004, making up the sales shortfall, compared to initial guidance of $36 million to $37 million, experienced in the previous quarter. Sales for the six months ended

December 31, 2004 were $77.1 million, a 30.6% increase from $59.1 million in sales for the same period of the prior fiscal year.

SALES BY SEGMENT
(dollars in millions)

Three months ended:	Dec. 31, 2004	% of total	Dec. 31, 2003	% of total	Sept. 30, 2004	% of total
Americas Group	$27.0	64%	$23.4	72%	$23.4	67%
Europe Group	15.2	36%	9.1	28%	11.5	33%
Total	$42.2	100%	$32.5	100%	$34.9	100%

Six months ended:	Dec. 31, 2004	% of total	Dec. 31, 2003	% of total
Americas Group	$50.4	65%	$43.7	74%
Europe Group	26.7	35%	15.4	26%
Total	$77.1	100%	$59.1	100%

By segment, sales for the second quarter by the Americas Group were $27.0 million, an increase of 15.4%, and sales by the Europe Group were $15.2 million, an increase of 67.6%, 12.8% of which is the result of changes in currency exchange rates, both compared to the second quarter of the previous fiscal year. On a sequential basis, sales by the Americas Group increased 15.5% and sales by the Europe Group increased 32.6%, both compared to the quarter ended September 30, 2004. Sales for the six months ended December 31, 2004 by the Americas Group were $50.4 million, a 15.5% increase, and sales by the Europe Group were $26.7 million, an increase of 73.5%, 13.2% of which is the result of changes in currency exchange rates, both compared to the six-month period ended December 31, 2003.

SALES BY END MARKET
(dollars in millions)

Three months ended:	Dec. 31, 2004	% of total	Dec. 31, 2003	% of total	Sept. 30, 2004	% of total
Government	$18.8	45%	$17.9	55%	$15.3	44%
Commercial	12.0	28%	8.9	27%	10.2	29%
Communications	11.4	27%	5.7	18%	9.4	27%
Total	$42.2	100%	$32.5	100%	$34.9	100%

Six months ended:	Dec. 31, 2004	% of total	Dec. 31, 2003	% of total
Government	$34.1	44%	$31.1	52%
Commercial	22.2	29%	17.5	30%
Communications	20.8	27%	10.5	18%
Total	$77.1	100%	$59.1	100%

By end market, for the quarter ended December 31, 2004, sales to government customers were $18.8 million, an increase of 5.0%, sales to commercial customers were $12.0 million, an increase of 35.4%, and sales to communications customers were $11.4 million, an increase of 100.0%, all compared to the second quarter of last year. On a sequential basis, sales to government customers increased 22.9%, sales to commercial customers increased 17.2%, and sales to communications customers increased 22.4%, all compared to the quarter ended September 30, 2004. For the six months ended December 31, 2004, sales to government customers were $34.1 million, an increase of 9.8%, sales to commercial customers were $22.2 million, an increase of 26.9%, and sales to communications customers were $20.8 million, an increase of 98.1%, all compared to the same period of the prior fiscal year.

For the quarter ended December 31, 2004, as a percentage of total sales, sales to one communications customer, Ericsson, represented 15%; sales to one commercial customer, Applied Materials, represented 12%; and sales to another European-based communications customer represented 6%. No other customer represented more than 5% of sales.

NET INCOME

Net income for the quarter ended December 31, 2004 was $2.2 million, compared to $1.5 million for the same period of the prior fiscal year. For the six months ended December 31, 2004, net income was $3.4 million compared to $342,000 for the six months ended December 31, 2003. Net income per common share – assuming dilution, for the quarter ended December 31, 2004, was $0.14, compared to $0.10 reported for the second quarter of the prior fiscal year. Net income per common share – assuming dilution, for the six months ended December 31, 2004, was $0.22, compared to $0.02 reported for the same period of the prior fiscal year. The financial results for the three-month and six-month periods ended December 31, 2003 included restructuring costs associated with the closure of the Carlsbad, California facility which negatively impacted net income per common share – assuming dilution by approximately ($0.01) and ($0.10), respectively.

GROSS PROFIT

Gross profit for the quarter as a percentage of sales was 45.5%, compared to 49.3% for the second quarter of the prior fiscal year, and 45.4% for the preceding quarter. The growth in sales from lower margin, production rate business, primarily to commercial and communications customers, has lowered overall company gross margin as a percentage of sales compared to the Company's financial model of 46%-50%.

BACKLOG

Total Company backlog as of December 31, 2004 was approximately $45.9 million, compared to $45.5 million at the end of last year's second quarter, and $46.9 million for the preceding quarter. The total Company book-to-bill ratio was .95 to 1 for the quarter and 1.03 to 1 for the first six months of fiscal year 2005. Total bookings were $39.9 million for the quarter and $79.5 million for the six months ended December 31, 2004, as we continue to see overall strength in our end markets.

CASH BALANCE

The total cash balance at the end of the second quarter increased 4.0% to $50.5 million, compared to $48.6 million for the quarter ended September 30, 2004, and SBS remains debt free.

DESIGN WINS

During the second quarter, SBS achieved nine design wins. Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in annual sales when in production. By end market, the design wins include eight in the government market and one in the commercial market.

In the government market SBS continues to book design wins for system solutions. The applications were a data recording system, a situation awareness server, an airborne surveillance system and a flight simulator training platform. The other government design wins were for single board computers, graphics/video processors and Avionics Military Standard 1553 boards. The commercial design win was for a train control system for a city transportation project.

"Although we only closed one commercial and no communication design wins, we have many active proposals and expect to close more design wins in these markets in the last half of the fiscal year," said Peckham.

NEW PRODUCTS

Five new products were released in the December quarter: a 3U CompactPCI® (cPCI) Pentium-based single board computer, a 3U cPCI ruggedized Ethernet switch, a Field Programmable Gate Array (FPGA)-based PCI mezzanine card, a 6U cPCI Digital Signal Processor (DSP)-based Input/Output (I/O) card, and a Remote Interface Unit.

The 3U cPCI ruggedized Ethernet switch is a new product that is first to market and is used in several military system design wins, but has applications in both commercial and military environments. The FPGA-based PCI mezzanine card is used for high performance video and signal processing and has already been used in a design win for a military imaging system.

The 6U cPCI DSP-based I/O card has two PCI mezzanine interface slots allowing for a variety of I/O solutions, or when combined with the new FPGA mezzanine card, it provides both I/O and high performance signal processing for military systems.

The Remote Interface Unit is a standalone ruggedized distributed I/O system. Remote Interface Units are used on most avionics platforms and this new commercial off the shelf product line provides more features at a better price point than traditional custom solutions.

"As we go into the new calendar year we will continue to focus our development efforts on products that are designed to support three functional areas: data transfer, data processing and data visualization. By combining our products into systems, we are providing control, communications, and high performance signal and image processing solutions to meet the requirements of our customers in all of our markets," continued Peckham.

BUSINESS OUTLOOK

The following statements are based on current expectations and speak only as of the date of this release, January 18, 2005. These statements are forward-looking, and actual results may differ materially.

"We continue to be positive about our business prospects for this fiscal year and the rest of calendar 2005. We remain optimistic that business conditions will improve, but each of our markets may respond differently to economic and political conditions," continued Peckham.

"In late December the U.S. Department of Defense released a series of program cuts totaling $30 billion and announced the schedule for the quadrennial defense review. We have reviewed the program cuts and planned timing of the defense review, and we do not anticipate a significant impact to our existing design wins and future opportunities. We continue to see demand for improved flight and mission computers as well as new requirements for imaging and signal processing systems. The defense review scheduled for completion in late summer may create uncertainty resulting in delays, or even acceleration, of some customer orders. Despite these conditions, we believe the defense market remains strong for SBS."

"Communications opportunities are still growing. We are receiving strong bookings from Ericsson for wireless applications and as the year progresses we should see more bookings from our design wins. We are following our Advanced Telecom Architecture (ATCA) strategy of focusing on the Advanced Mezzanine Cards (AMC) for I/O and processing. As ATCA gets accepted, we will be well positioned with our strong AMC product line."

"The commercial business is growing, primarily driven by sales to Applied Materials. We are continuing to develop new proposals in several segments of the commercial business. As factory automation recovers and large capital equipment needs increase, we believe we will be successful in obtaining more design wins."

 "The growth in sales we have experienced from Applied Materials and Ericsson for lower margin, production rate business, has lowered our overall company gross margin as a percentage of sales below the range of 46% to 50% stated in our financial model. We believe that the current sales mix will continue through the end of fiscal year 2005. As a result, we expect gross margins as a percentage of sales for the balance of this fiscal year to be between 44% and 47% and have revised our financial model. However, we anticipate that operating income for fiscal year 2005 will remain in the 7%-10% range, unchanged from our previous model. The updated model is posted on the home page of the Investor Relations section of our web site www.sbs.com/ir/."

"Looking forward, based on our forecasts, current backlog, and timing of new orders, we expect sales for the third quarter ending March 31, 2005 to be between $39 million and $40 million, an increase of 7% to 9% compared to the third quarter of fiscal 2004. We continue to anticipate growth in sales throughout the remainder of fiscal year 2005, and as a result are increasing our sales projections for total fiscal year 2005 from between $150 million to $160 million to between $155 million and $165 million, all from organic growth."

"The assumptions on which we've based our sales projections include the continued health of our end markets, the expectation of several government system design wins to start production, and sales to Applied Materials and Ericsson to remain strong for the remainder of fiscal year 2005. We are confident that our new product introductions, business development efforts, and continued focus on our customers will expand our opportunities in each of our markets," said Peckham.

CONFERENCE CALL INFORMATION

SBS will host a conference call to discuss further the results of the quarter at 4:45 p.m. Eastern Time, Tuesday, January 18, 2005. To access the call, dial toll-free (800) 988-9518, or international dial +1(610) 794-9308. The passcode for the conference call is "SBS." The call will also be webcast live, and later archived for a limited time in the Investor Relations section of the SBS web site at http://www.sbs.com. An audio replay of the call may be accessed approximately one hour following the conclusion of the call by dialing (800) 774-9250 or international (402) 220-0377. There is no passcode for the audio replay.   The replay will be available through January 31, 2005.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: continued health of SBS' end markets; the expectation of several government systems design wins to start production in fiscal year 2005; sales to Applied Materials and Ericsson to remain strong for the remainder of fiscal year 2005; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; SBS' technology capabilities; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.

Tables to Follow

SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
Thousands (except per share amounts)
(Unaudited)

		Three months ended December 31,		Six months ended December 31,	
		2004	**2003**	**2004**	**2003**
Sales	$	42,246	32,503	77,130	59,080
Cost of sales		23,039	16,469	42,079	30,113
Gross profit		19,207	16,034	35,051	28,967
Selling, general and administrative expense		9,121	7,998	17,145	15,616
Research and development expense		6,102	4,747	11,608	9,558
Employee severance and consolidation costs		—	276	—	2,330
Amortization of intangible assets		529	553	965	1,101
Operating income		3,455	2,460	5,333	362
Interest and other income, net		204	104	345	446
Foreign exchange losses		(342)	(207)	(444)	(282)
		(138)	(103)	(99)	164
Income before income taxes		3,317	2,357	5,234	526
Income tax expense		1,161	825	1,832	184
Net income	$	2,156	1,532	3,402	342
Earnings per share data:					
Net income per share	$	0.14	0.10	0.22	0.02
Net income per share – assuming dilution	$	0.14	0.10	0.22	0.02

SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
Thousands (except share amounts)
(Unaudited)

		December 31, 2004	June 30, 2004
Assets			
Current assets:			
Cash and cash equivalents	$	50,531	47,943
Receivables, net		28,405	23,776
Inventories		29,922	26,249
Income taxes receivable		—	983
Deferred income taxes		1,350	1,351
Prepaid expenses		1,034	1,573
Other current assets		721	332
Total current assets		111,963	102,207
Property and equipment, net		7,659	7,979
Goodwill		18,746	16,734
Intangible assets, net		3,996	4,764
Deferred income taxes		13,339	13,173
Other assets		348	279
Total assets	$	156,051	145,136
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	4,304	6,854
Accrued representative commissions		855	889
Income taxes payable		3,336	—
Accrued compensation		4,556	4,893
Accrued severance and consolidation costs		652	870
Other current liabilities		2,827	1,986
Total current liabilities		16,530	15,492
Other long-term liabilities		13	17
Total liabilities		16,543	15,509
Stockholders' equity:			
Common stock, no par value; 200,000,000 shares authorized; 15,577,940 issued and outstanding at December 31, 2004, 15,496,949 issued and outstanding at June 30, 2004		97,514	96,601
Unearned compensation		(209)	(29)
Accumulated other comprehensive income		7,637	1,891
Retained earnings		34,566	31,164
Total stockholders' equity		139,508	129,627
Total liabilities and stockholders' equity	$	156,051	145,136

###

Contact: Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com